EXHIBIT 99.9
Form of Advertisement placed in Indian Newspaper

Infosys Technologies Limited
Regd. office: Electronics City, Hosur Road, Bangalore - 560 100, India.

Audited financial results for the quarter and half-year ended September 30, 2007

(in Rs. crore, except share data)
	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2007	2006	2007	2006	2007
Income from software services and products	3,862	3,273	7,414	6,140	13,149
Software development expenses	2,173	1,796	4,285	3,411	7,278
Gross profit	1,689	1,477	3,129	2,729	5,871
Selling and marketing expenses	198	180	369	348	719
General and administration expenses	249	243	509	453	927
Operating profit before interest and depreciation	1,242	1,054	2,251	1,928	4,225
Interest	-	-	-	-	-
Depreciation	133	110	266	207	469
Operating profit before tax and exceptional items	1,109	944	1,985	1,721	3,756
Other income, net	143	66	398	195	375
Provision for investments	-	-	-	3	2
Net profit before tax and exceptional items	1,252	1,010	2,383	1,913	4,129
Provision for taxation (refer to note 4)	178	114	281	218	352
Net profit after tax and before exceptional items	1,074	896	2,102	1,695	3,777
Income from sale of investments, net of taxes	-	-	-	6	6
Net profit after tax and exceptional items	1,074	896	2,102	1,701	3,783
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 10)	286	278	286	278	286
Reserves and surplus	12,577	8,273	12,577	8,273	10,876
Earnings per share (par value Rs. 5/- each)
Before Exceptional items
Basic	18.81	16.15	36.81	30.61	67.82
Diluted	18.74	15.79	36.67	29.90	66.33
After Exceptional items
Basic	18.81	16.15	36.81	30.72	67.93
Diluted	18.74	15.79	36.67	30.01	66.44
Dividend per share (par value Rs. 5/- each)
Interim dividend	6.00	5.00	6.00	5.00	5.00
Final dividend	-	-	-	-	6.50
Total dividend	6.00	5.00	6.00	5.00	11.50
Total dividend percentage (%)	120	100	120	100	230
Total Public Shareholding #
Number of shares	36,75,70,027	37,08,18,552	36,75,70,027	37,08,18,552	36,75,70,027
Percentage of shareholding	64.35	66.72	64.35	66.72	64.35
# Total public shareholding as defined under Clause 40A of the listing agreement (excludes shares held by founders and American Depositary Receipt holders)

Other information:

(in Rs. crore)
	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2007	2006	2007	2006	2007
Staff costs	1,946	1,574	3,762	2,977	6,314
Items exceeding 10% of aggregate expenditure	-	-	-	-	-
Details of other income:
Interest on deposits with banks and others	136	21	311	70	182
Dividends on investment in liquid mutual funds	4	30	4	47	116
Miscellaneous income	6	4	12	14	35
Exchange differences	(3)	11	71	64	42
Total	143	66	398	195	375

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and half-year ended September 30, 2007

(in Rs. crore, except share data)
	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2007	2006	2007	2006	2007
Income from software services, products and business process management	4,106	3,451	7,879	6,466	13,893
Software development and business process management expenses	2,231	1,833	4,400	3,499	7,458
Gross profit	1,875	1,618	3,479	2,967	6,435
Selling and marketing expenses	283	221	488	425	929
General and administration expenses	308	288	623	544	1,115
Operating profit before interest, depreciation, amortization and minority interest	1,284	1,109	2,368	1,998	4,391
Interest	-	-	-	-	-
Depreciation	144	122	288	228	514
Operating profit after interest, depreciation, amortization and before minority interest	1,140	987	2,080	1,770	3,877
Other income	154	66	407	194	372
Provision for investments	-	-	-	3	2
Net profit before tax, exceptional items and minority interest	1,294	1,053	2,487	1,961	4,247
Provision for taxation (refer to note 4)	194	123	308	229	386
Net profit after tax, before exceptional items and minority interest	1,100	930	2,179	1,732	3,861
Income from sale of investments, net of taxes	-	-	-	6	6
Net profit after tax, exceptional items and before minority interest	1,100	930	2,179	1,738	3,867
Minority interest	-	1	-	9	11
Net profit after tax, exceptional items and minority interest	1,100	929	2,179	1,729	3,856
Paid-up equity share capital (par value Rs. 5/- each, fully paid) (refer to note 10)	286	278	286	278	286
Reserves & surplus	12,759	8,321	12,759	8,321	10,969
Earnings per share (par value Rs. 5/- each)
Before Exceptional items
Basic	19.26	16.75	38.15	31.11	69.11
Diluted	19.19	16.37	38.01	30.39	67.59
After Exceptional items
Basic	19.26	16.75	38.15	31.23	69.22
Diluted	19.19	16.37	38.01	30.50	67.70
Dividend per share (par value Rs. 5/- each)
Interim dividend	6.00	5.00	6.00	5.00	5.00
Final dividend	-	-	-	-	6.50
Total dividend	6.00	5.00	6.00	5.00	11.50
Total dividend percentage (%)	120	100	120	100	230
Total Public Shareholding #
Number of shares	36,75,70,027	37,08,18,552	36,75,70,027	37,08,18,552	36,75,70,027
Percentage of shareholding	64.35	66.72	64.35	66.72	64.35
# Total public shareholding as defined under Clause 40A of the listing agreement (excludes shares held by founders and American Depositary Receipt holders)

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements mandated by
Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

Note:

1.	The audited financial statements have been taken on record by the Board of Directors at its meeting held on October 11, 2007. There are no qualifications in the auditors’ reports for these periods. The information presented above is extracted from the audited financial statements as stated.
2.

An interim dividend of Rs. 6.00 per share (120% on an equity share of par value of Rs. 5/-) has been declared at the above board meeting. The record date for the payment of the dividend will be October 19, 2007. The interim dividend declared in the previous year was Rs. 5.00 per share (100% on an equity share of par value of Rs. 5/-).

3.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2007:
Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend / Annual report related	-	282	282	-
4.	The tax provision for the half-year ended September 30, 2007 and for fiscal 2007 included a reversal of Rs. 51 crore and Rs. 125 crore respectively relating to the liabilities no longer required for taxes payable in various overseas jurisdictions on the expiry of the limitation period and the completion of the assessment by taxation authorities.
5.	ASB Guidance on Implementing AS 15, Employee Benefits (revised 2005) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed, are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.
6.	Effective July 1, 2007 the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which has been amortized on a straight line basis to the profit and loss account over 10 years representing the average future service period of employees.
7.	Pursuant to the changes in the Indian Income Tax Act, the Company has calculated its tax liability after considering Minimum Alternate Tax (“MAT”). This has not resulted in an additional tax expense as MAT can be set off against the future tax liability. Accordingly, Rs. 37 crore is carried as “Loans and Advances” in the balance sheet as of September 30, 2007.
8.	The Finance Act 2007 included Fringe Benefit Tax (“FBT”) on Employees’ Stock Option Plan. FBT liability crystallizes on the date of exercise of stock options. During the half-year ended September 30, 2007, no stock options have been exercised.
9.	The final dividend of Rs. 6.50 per share (130% on an equity share of par value of Rs. 5/-) for fiscal 2007 was approved by the shareholders at the Annual General Meeting held on June 22, 2007 and paid on June 23, 2007.
10.	During the half-year ended September 30, 2007 there were no exercise of options. During the half-year ended September 30, 2006 the Company issued 46,75,041 equity shares, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.
Matters relating to subsidiaries: Infosys BPO:
11.	As at September 30, 2007 the Company’s holding in Infosys BPO is 98.92%. The Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs. 22 crore by February 2008, which is to be accounted as an investment on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys’ holding in Infosys BPO would be 99.98%.
Other subsidiaries:
12.	During the half-year ended September 30, 2007, the Company invested US$ 20 million (Rs. 81 crore) in its wholly owned subsidiary Infosys Consulting, Inc. As of September 30, 2007, the Company has invested an aggregate of US$ 40 million (Rs. 170 crore) in the subsidiary.
13.	On June 20, 2007 the Company incorporated a wholly owned subsidiary, Infosys Technologies S. DE R.L. de C.V. in Mexico (“Infosys Mexico”). Additionally on August 1, 2007 the company invested Mexican Peso 10 million (Rs. 4 crore) in Infosys Mexico, which is the aggregate invested amount as at September 30, 2007.

14.	During the half-year ended September 30, 2007, the Company disbursed a loan of US$ 3 million (Rs. 11 crore) to its wholly owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. As of September 30, 2007 the Company has invested US$ 10 million (Rs. 46 crore) as equity capital and US$ 8 million (Rs. 33 crore) as loan in the subsidiary.

Board of Directors:
15.	Effective June 22, 2007 the following changes were made to the senior management of the Company:

  Mr. Nandan M. Nilekani assumed the role of the Co-Chairman of the Board
  Mr. S. Gopalakrishnan assumed the role of the Chief Executive Officer and Managing Director
  Mr. S. D. Shibulal assumed the role of the Chief Operating Officer

Segment reporting (Consolidated - Audited)

(in Rs. crore)
	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2007	2006	2007	2006	2007
Revenue by industry segment
Financial services	1,498	1,293	2,859	2,402	5,209
Manufacturing	573	485	1085	921	1,877
Telecom	844	651	1,675	1,182	2,679
Retail	512	312	919	605	1,394
Others	679	710	1,341	1,356	2,734
Total	4,106	3,451	7,879	6,466	13,893
Less: Inter-segment revenue	-	-	-	-	-
Net revenue from operations	4,106	3,451	7,879	6,466	13,893
Segment profit before tax, interest, depreciation, amortization and minority interest:
Financial services	468	393	828	689	1,564
Manufacturing	166	148	301	279	577
Telecom	288	229	570	417	923
Retail	157	94	266	180	442
Others	205	245	403	433	885
Total	1,284	1,109	2,368	1,998	4,391
Less: Interest	-	-	-	-	-
Other un-allocable expenditure	144	122	288	228	514
(excluding un-allocable income)
Operating profit before tax, minority interest and exceptional items	1,140	987	2,080	1,770	3,877

Notes on segment information

Principal segments
The Company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served comprise the primary basis of the segmental information set out above.

Segmental capital employed
Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	S. D. Shibulal	S. Gopalakrishnan
October 11, 2007	Chief Operating Officer	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter and half-year ended September 30, 2007, prepared as per US GAAP. A summary of the financial statements is as follows:

(in US$ million, except ADS data)
	Quarter ended September 30,		Half-year ended September 30,		Year endedMarch 31,
	2007 Unaudited	2006 Unaudited	2007 Unaudited	2006 Unaudited	2007 Audited
Revenues	1,022	746	1,950	1,406	3,090
Cost of revenues	591	423	1,160	812	1,777
Gross profit	431	323	790	594	1,313
Net income	271	199	534	373	850
Earnings per American Depositary Share (ADS)
Basic	0.48	0.36	0.94	0.68	1.53
Diluted	0.48	0.35	0.94	0.66	1.50
Total assets	3,897	2,220	3,897	2,220	3,073
Cash and cash equivalents	1,837	328	1,837	328	1,403
Liquid mutual funds	4	615	4	615	6

The reconciliation of net income as per Indian GAAP (audited) and US GAAP is as follows:

(in US$ million)
	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2007 Unaudited	2006 Unaudited	2007 Unaudited	2006 Unaudited	2007 Audited
Consolidated net profit as per Indian GAAP	274	201	540	376	858
Stock compensation expenses (SFAS 123R)	(1)	(1)	(2)	(2)	(5)
Amortization of intangible assets	(2)	(1)	(4)	(1)	(3)
Consolidated net income as per US GAAP	271	199	534	373	850

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to sustain our previous levels of profitability including on account of the appreciation of the rupee against the US dollar, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 and Quarterly Report on Form 6-K for the quarter ended June 30, 2007 and our other recent filings. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.